EXPENSE LIMIT AGREEMENT

Expense Limit Agreement made as of December 16, 2021, between Amundi Asset Management US, Inc. (“Amundi US”) and Pioneer Series Trust XII (the “Trust”), on behalf of its series Pioneer MAP – High Income Municipal Fund (the “Fund”).

This will confirm the agreement between Amundi US and the Trust as follows:

SECTION 1 Limitations. Amundi US agrees to waive or reimburse all of the Fund’s Ordinary Operating Expenses (as defined below), including, to the extent the Fund invests all of its investable assets in an underlying fund, the Fund’s allocated share of the fees and expenses of the underlying fund.

SECTION 2 Amendment or Termination of Expense Limits. Amundi US may terminate or modify these expense limitations only in accordance with this Agreement. Amundi US agrees that the expense limitations shall continue in force until the date set forth in Annex A; provided, that Amundi US may extend a date reflected in Annex A from time to time.

SECTION 3 Termination of Expense Reimbursement Provisions. Notwithstanding anything to the contrary in any predecessor to this Agreement, Amundi US agrees that it shall not be entitled to be reimbursed for any expenses that Amundi US has waived or limited.

SECTION 4 Ordinary Operating Expenses. For purposes of this Agreement, Ordinary Operating Expenses means all expenses of the Fund and the underlying fund other than taxes, brokerage commissions, acquired fund fees and expenses (for the avoidance of doubt, the term “acquired fund fees and expenses” shall not include allocated fees and expenses of an underlying fund as provided in Section 1), and extraordinary expenses, such as litigation.

SECTION 5 Governing Law. This Agreement shall be governed by the laws of the State of Delaware.

SECTION 6 Existing Agreements Superseded. To the extent that this Agreement provides for expense limit arrangements for the Fund to which an existing expense limit agreement relates (an “Existing Agreement”), this Agreement shall supersede and replace the Existing Agreement.

In witness whereof, the parties hereto have caused this Agreement to be signed as of the 16th day of December, 2021.

Pioneer Series Trust XII

By:	/s/ Lisa M. Jones
Name:	Lisa M. Jones
Title:	President

AMUNDI ASSET MANAGEMENT US, INC.

By:	/s/ Gregg M. Dooling
Name:	Gregg M. Dooling
Title:	Chief Financial Officer

Annex A

Expiration

January 1, 2032